Exhibit (a)(5)(C)

Optimum Subsidiary Announces Final Results of Tender Offer
for Shares of Optimum’s Class A Common Stock

Optimum Subsidiary Acquires 120,000,000 Shares at $2.50 Per Share

NEW YORK (July 6, 2026) — CSC Investments II LLC, a Delaware limited liability company (“CSC Investments II”) and a wholly owned subsidiary of Optimum Communications, Inc. (NYSE: OPTU) (“Optimum”), today announced the final results of its tender offer, which expired at 5:00 p.m., New York City time, on June 30, 2026.

Based on the final count by Equiniti Trust Company, LLC, the depositary for the tender offer (the “Depositary”), a total of 246,605,915 shares of Optimum’s Class A Common Stock, par value $0.01 per share (each share of Optimum’s Class A Common Stock, a “Share,” and collectively, the “Shares”), were validly tendered and not validly withdrawn at the purchase price of $2.50 per Share.

In accordance with the terms and conditions of the tender offer, CSC Investments II accepted for purchase a total of 120,000,000 Shares, representing 42.5% of the Shares issued and outstanding as of June 30, 2026 (after giving effect to the Private Exchange Transaction (as defined in the Offer to Purchase)), at the purchase price of $2.50 per Share, for an aggregate purchase price of $300,000,000, excluding fees and expenses relating to the tender offer.

Because the number of Shares validly tendered and not validly withdrawn exceeded the number of Shares sought in the tender offer, Shares were accepted for purchase on a pro rata basis, except for tenders of “odd lots,” which were accepted in full, and conditional tenders that were automatically regarded as withdrawn because the condition was not satisfied. CSC Investments II has been informed by the Depositary that the final proration factor for the tender offer is approximately 48.6%. The Depositary will promptly pay for all the Shares accepted for purchase pursuant to the tender offer on or about July 7, 2026. Payment for Shares will be made in cash, subject to applicable withholding and without interest. All other Shares tendered and not purchased will be returned promptly.

Contacts

Investor Relations

John Hsu: +1 917 405 2097 / john.hsu@optimum.com

Sarah Freedman: +1 631 660 8714 / sarah.freedman@optimum.com

Media Relations

Lisa Anselmo: +1 516 279 9461 / lisa.anselmo@optimum.com

Janet Meahan: +1 516 519 2353 / janet.meahan@optimum.com

About Optimum Communications

Optimum Communications, Inc. (NYSE: OPTU) is one of the largest broadband communications and video services providers in the United States, delivering broadband, video, mobile, proprietary content and advertising services to approximately 4.3 million residential and business customers across 21 states through its Optimum brand. We operate Optimum Media, an advanced advertising and data business, which provides audience-based, multiscreen advertising solutions to local, regional and national businesses and advertising clients. We also operate News 12, which is focused on delivering best-in-class hyperlocal news content.

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